Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

SJW Group and Connecticut Water File Applications

with Connecticut Public Utilities Regulatory Authority and Maine Public Utilities Commission

for Approval of Merger of Equals

Filings Bring Merger of Equals One Step Closer to Successful Close During Fourth Quarter 2018

Combined Company Will Be a Leading, Pure-Play Water Company with the Scale, Management,

Financial Strength and Geographic Diversity to Excel Operationally and Financially

San Jose, CA & Clinton, CT – May 7, 2018 – SJW Group (NYSE: SJW) and Connecticut Water Service, Inc. (NASDAQ: CTWS) (“Connecticut Water”) today announced that applications for the approval of their merger of equals were filed on Friday, May 4, 2018, with the Connecticut Public Utilities Regulatory Authority (“PURA”) and the Maine Public Utilities Commission (“MPUC”). This brings the transaction one step closer toward a successful close, which is expected to take place during the fourth quarter of 2018.

“This is an important milestone in the regulatory approval process,” stated David C. Benoit, president and CEO of CTWS. “We are eager to demonstrate to our regulators the clear benefits of the merger for our customers, employees and communities that can be realized through the sharing of best practices, operational expertise and resources of the combined company. Through the merger, we will have the unique benefit of being able to maintain our presence and locally-based teams of water professionals in Connecticut and Maine to deliver safe, reliable water service in our communities while being part of a larger, stronger national organization.”

In their applications, both companies detail the specific benefits of the transaction and how it will serve the public interest. Among the commitments made in the applications, both companies indicate that there will be no changes to customer rates nor any job cuts or employee layoffs as a result of the merger of equals.

Both companies’ boards of directors believe that the merger of equals is a unique opportunity that will provide benefits for customers, employees and the communities they serve. The combined company will be a leading, pure-play water company with the scale, management, financial strength and geographic diversity to excel operationally and financially.

The transaction remains subject to customary closing conditions and approvals, including the approval of the issuance of shares by SJW Group stockholders, the approval of Connecticut Water shareholders, the approvals of the PURA and the MPUC and the approval of the Federal Communications Commission. On April 30, 2018, SJW Group and Connecticut Water announced that the Federal Trade Commission has granted early termination of the Hart Scott Rodino waiting period for the companies’ merger of equals.

Please visit the SJW Group and Connecticut Water transaction website at www.sjw-ctws.com for additional information on the merger of equals.

About SJW Group

SJW Group is a publicly traded holding company headquartered in San Jose, California. SJW Group is the parent company of San Jose Water, SJWTX, Inc. and SJW Land Company. Together, San Jose Water and SJWTX, Inc. provide water service to more than one million people in San Jose, California and nearby communities and in Canyon Lake, Texas and nearby communities. SJW Land Company owns and operates commercial real estate investments.

About CTWS

CTWS is a publicly traded holding company headquartered in Clinton, Connecticut. CTWS is the parent company of The Connecticut Water Company, The Maine Water Company, The Avon Water Company, and The Heritage Village Water Company. Together, these subsidiaries provide water service to more than 450,000 people in Connecticut and Maine, and wastewater service to more than 10,000 people in Connecticut.

* * *

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.

Connecticut Water Contacts

Daniel J. Meaney, APR

Director, Corporate Communications

860-664-6016

dmeaney@ctwater.com

Joele Frank, Wilkinson Brimmer Katcher

Sharon Stern / Barrett Golden /

Joseph Sala, 212-355-4449

Maine Water

Richard Knowlton

President

207-282-1543

rknowlton@mainewater.com

Investors

Morrow Sodali, LLC

Mike Verrechia / Bill Dooley, 800-662-5200

CTWS@morrowsodali.com

SJW Group Contacts

Jayme Ackemann

Director, Corporate Communications

(408) 918-7247

jayme.ackemann@sjwater.com

Media

Abernathy MacGregor

Ian Campbell, (213) 630-6550, idc@abmac.com

Chuck Dohrenwend, (212) 371-5999,

cod@abmac.com

Kendell Moore, (212) 371-5999,

kem@abamac.com

Investors

Andrew Walters

Chief Administrative Officer

(408) 279-7818

andrew.walters@sjwater.com

Georgeson LLC

William Fiske / Edward Greene

212-440-9800; 866-357-4029,

SJW@Georgeson.com